UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2006

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 1, June 13 and June 21, 2006, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2 and 99.3, which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release dated June 1, 2006: “General meeting of shareholders”
Exhibit 99.2	Press Release dated June 13, 2006:“New study shows insulin glargine (Lantus®) as effective and better tolerated than the prandial insulin lispro in initiating insulin therapy in type 2 diabetes”
Exhibit 99.3	Press Release dated June 21, 2006: “Acomplia® (Rimonabant) receives marketing authorization in the European Union”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 21, 2006	SANOFI-AVENTIS
	By:	/s/ PATRICIA KODYRA
		Name:	Patricia Kodyra
		Title:	Associate Vice President Financial and Securities Law

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release dated June 1, 2006: “General meeting of shareholders”
Exhibit 99.2	Press Release dated June 13, 2006:“New study shows insulin glargine (Lantus®) as effective and better tolerated than the prandial insulin lispro in initiating insulin therapy in type 2 diabetes”
Exhibit 99.3	Press Release dated June 21, 2006: “Acomplia® (Rimonabant) receives marketing authorization in the European Union”

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